UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 3) Under the Securities Exchange Act of 1934
Foundation Medicine, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

350456100
(CUSIP Number)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel, Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to: Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 June 18, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Roche Holding Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 21,019,111(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 21,019,111
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,019,111(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 56.6%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Roche Holding Ltd (“Parent”) may be deemed to have beneficial ownership of, and sole voting power with respect to, (a) 20,604,288 Shares directly held by Roche Holdings, Inc. (“Holdings”), an indirect wholly owned subsidiary of Parent, and (b) 414,823 Shares directly held by Roche Finance Ltd, a wholly owned subsidiary of Parent (“Finance”).

(2)	See note (1).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons. Roche Finance Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 21,019,111(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 21,019,111
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,019,111(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 56.6%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	In addition to the 414,823 Shares directly held by Finance, Finance may be deemed to have beneficial ownership of, and sole voting power with respect to, the 20,604,288 Shares directly held by Holdings, a wholly owned subsidiary of Finance.

(2)	See note (1)

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons. Roche Holdings, Inc. 51-0304944
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 20,604,288
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 20,604,288
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,604,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 55.5%
14.	Type of Reporting Person (See Instructions) CO

This Schedule 13D/A (“Amendment No. 3”), filed jointly by Roche Holding Ltd, a Swiss company (“Parent”), Roche Finance Ltd, a Swiss company and a wholly owned subsidiary of Parent (“Finance”), and Roche Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Finance (“Holdings” and, together with Parent and Finance, the “Roche Entities”) amends and supplements the Schedule 13D filed on January 11, 2015 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on April 9, 2015 and Amendment No. 2 to the Schedule 13D filed on April 14, 2015, with respect to the common stock, $0.0001 par value per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation (the “Company”).

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

On June 18, 2018, Holdings, 062018 Merger Subsidiary, Inc., a Delaware corporation and wholly owned direct subsidiary of Holdings (“Merger Sub”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, within 10 business days after the date of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $137.00 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Merger Agreement. Merger Sub’s obligation to accept for payment the Shares tendered in the Offer is conditioned upon, among other things, there being validly tendered and received and not withdrawn, prior to the expiration of the Offer, a number of Shares that represent at least a majority of the Shares then outstanding not already owned by the Roche Entities (such time, the “Acceptance Time” and such condition, the “Minimum Condition”).

As soon as practicable following the Acceptance Time, and in any event within two business days of the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with applicable law, Merger Sub will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation and a wholly owned subsidiary of Holdings. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and effected without a vote of the Company’s stockholders. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than treasury shares held by the Company and any Shares owned by Holdings, Merger Sub or any person who is entitled to and properly demands statutory appraisal of his or her shares under Section 262 of the DGCL) will be converted into the right to receive the Offer Price. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 99.3 and is incorporated herein by reference.

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of the Company not purchased pursuant to the Offer or otherwise held by the Roche Entities and to cause the Company to become a wholly owned subsidiary of Parent.

Upon completion of the Offer, Merger Sub will merge with and into the Company, which will continue as the surviving corporation and a wholly owned subsidiary of the Holdings. At the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Company as the surviving corporation, (ii) the officers of the Company immediately prior to the Effective Time will be the officers of the Company as the surviving corporation and (iii) the certificate of incorporation of the Company will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement. Upon completion of the Merger, the Shares currently listed on the Nasdaq Stock Market (the “Nasdaq”) will cease to be listed on the Nasdaq and will subsequently be deregistered under the Exchange Act.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, the Roche Entities have no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Holdings and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Holdings and Merger Sub will file tender offer materials on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule

14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of the Company’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and restated to read as follows:

The beneficial ownership percentages described in this Schedule 13D are based on 37,113,008 Shares outstanding as of June 18, 2018, based on information provided by the Company.

(a)	and (b)

Finance and Parent may each be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 21,019,111 Shares (calculated as the sum of (i) 20,604,288 Shares directly held by Holdings and (ii) 414,823 Shares directly held by Finance, representing in the aggregate approximately 56.6% of the outstanding Shares as of June 18, 2018.

Holdings may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 20,604,288 Shares, representing approximately 55.5% of the outstanding Shares as of June 18, 2018.

Except as set forth herein, no Reporting Person or, to the best knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C hereto beneficially own any Shares.

(c)       Inapplicable.

(d)       Inapplicable.

(e)       Inapplicable.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
99.3	Agreement and Plan of Merger

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 19, 2018

ROCHE HOLDING LTD

By:	/s/ Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory
By:	/s/ Boris Zaitra
	Name:	Boris Zaitra
	Title:	Authorized Signatory